UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-30724
NOTIFICATION OF LATE FILING
CUSIP NUMBER
61411N 104

(Check One): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2007

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Montgomery Realty Group, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

400 Oyster Point Blvd., Suite 415

Address of Principal Executive Office (Street and Number)

South San Francisco, California 94080

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Montgomery is in the process of becoming current in its periodic reports after falling significantly behind, but has not yet filed its annual reports for the fiscal years ended December 31, 2005 and 2006, and the quarterly reports for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, and March 31, 2007. Montgomery’s quarterly report for the quarter ended June 30, 2007, cannot be filed until the financial statements for the year ended December 31, 2006, are audited and the past-due reports are filed.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dinesh Maniar	650	266-8080
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes	☒ No

Montgomery Realty Group, Inc., has not yet filed its annual report on Form 10-KSB for the years ended December 31, 2005 and 2006, or its quarterly reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, or March 31, 2007.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended June 30, 2007, Montgomery anticipates reporting a net loss of approximately $97,300, as compared to a net income of approximately $4,641,000 for the same period in 2006, a decrease of approximately 102%. The net income in the quarter ended June 30, 2006, is mainly due to the gain on sale of the Eccles property, while the net loss in the same period in 2007 is principally due to a loss from operations.

Montgomery Realty Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2007	By	/s/ Dinesh Maniar
Dinesh Maniar
Chief Financial Officer